U. S. Securities and Exchange Commission
                          Washington, D. C. 20549


                                  FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.



1.   Name and Address of Reporting Person
          Tate, Jon P.
          407 N. Big Spring Street
          Midland, TX 79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Royalties Institutional Income Fund VII-B, L.P.

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          December 1996

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Land and Assistant Secretary.

                                  TABLE I


1.   Title of Security
          Limited partnership interest



                                       Units
   Date   Code    Units    Acquired    Price     Owned    Ownership  Nature
   -----  ----    -----    --------    -----     -----    ---------  ------
12-13-96    P     8.00         A      $113.80  1,121.50       I         *
12-27-96    P     10.00        A      $111.88  1,131.50       I         *
12-30-96    P     80.00        A      $103.28  1,211.50       I         *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is Vice-President, Land and Assistant Secretary.




Date: January 1, 1997                 /s/ Jon P. Tate
                                      ----------------------------------
                                      Jon P. Tate, Vice-President, Land
                                      Assistant Secretary of Southwest
                                      Royalties, Inc. the Managing General
                                      Partner